November 18, 2008




Ms. Kei Ino
Staff Accountant
Securities and Exchange Commission
Washington, DC

Via facsimile to 202.772.9396

RE:  IntegraMed America, Inc., Form 10-K December 31, 2007, File No. 000-20260

Dear Ms. Ino:

We are in receipt of your letter of October 31, 2008 and are working on our response. We find that we will not be in a position to complete our response within the ten business days as you requested.

We are hereby requesting an extension of time to respond until November 26, 2008.

We will make every effort to provide you with our response prior to November 26, 2008.

I appreciate your consideration in this matter.

Sincerely,


/s/John W. Hlywak, Jr.
   -------------------------------------------------------
   John W. Hlywak, Jr.
   Executive Vice President and Chief Financial Officer